AB

SO 3/6/03

SECURITIE
Was

03011711

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response.......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65314

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 23, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluffview Capital, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 Sherry Lane, Suite 410
(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William G. Payne, Partner — (214)696-1245
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form diplays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William G. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluffview Capital, LP, as of February 27, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM WILSON
Notary Public, State of Texas
My Commission Expires 04-09-05

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

BLUFFVIEW CAPITAL, L.P.:

We have audited the accompanying statement of financial condition of Bluffview Capital, L.P. (a limited liability partnership)(the "Partnership") as of December 31, 2002, and the related statements of income and changes in partners' capital and cash flows for the period from January 23, 2002 (inception) to December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluffview Capital, L.P. at December 31, 2002, and the results of their operations and their cash flows for the period from January 23, 2002 (inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17a-5 as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 6, 2003

McBee & Co.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

BLUFFVIEW CAPITAL, L.P.
(A Limited Liability Partnership)

FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Cash and Cash Equivalents (Note 2)		$ 356,939
Accounts Receivable - Partners		208
Property - net (Note 3)		104,501
	TOTAL	$ 461,648

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Accounts Payable - Trade		$ 286,381
Commitments and Contingencies (Note 4)		
Partners' Capital (Note 5)		175,267
	TOTAL	$ 461,648

See Notes to Financial Statements

BLUFFVIEW CAPITAL, L.P.
(A Limited Liability Partnership)

STATEMENT OF INCOME AND CHANGES IN PARTNERS' CAPITAL
FOR THE PERIOD
FROM JANUARY 23, 2002 (INCEPTION) TO DECEMBER 31, 2002

REVENUE	
Consulting Fees	$ 368,218
EXPENSES	
Salaries	(300,000)
Other Employee Compensation and Benefits	(35,417)
Regulatory Fees and Expenses	(1,570)
Other Expenses	(456,164)
Total expenses	(793,151)
NET LOSS	(424,933)
PARTNERS' CAPITAL	
Balance -	
January 23, 2002	
Contributions	600,200
Balance -	
December 31, 2002	$ 175,267

See Notes to Financial Statements

BLUFFVIEW CAPITAL, L.P.
(A Limited Liability Partnership)

STATEMENT OF CASH FLOWS
FOR THE PERIOD
FROM JANUARY 23, 2002 (INCEPTION) TO DECEMBER 31, 2002

CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	$ (424,933)
Adjustments To Reconcile Net Income To Net Cash Used by Operating Activities:	
Depreciation and amortization	15,725
Decrease (Increase) in -	
Accounts Receivable - Partners	(208)
Increase (Decrease) in -	
Accounts payable	286,381
Total adjustments	301,898
Net Cash Used by Operating Activities	(123,035)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of Property	(120,226)
Net Cash Used by Investing Activities	(120,226)
CASH FLOW FROM FINANCING ACTIVITIES	
Contributions	600,200
Net Cash Provided by Financing Activities	600,200
NET INCREASE IN CASH	356,939
Beginning of Period	nil
End of Period	$ 356,939

See Notes to Financial Statements

BLUFFVIEW CAPITAL, L.P.
(A Limited Liability Partnership)

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Bluffview Capital, L.P. (the "Partnership") is broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Partnership is a Texas limited liability partnership.

Basis of Presentation

The Partnership is engaged in a single line of business as a securities broker-dealer, dealing in mergers, acquisitions, and the private placement of securities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less.

Property

Property is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter.

Income Tax

The entity is taxed as a partnership for Federal income tax purposes. Accordingly, income is taxed at the partner level.

2. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the partnership to credit risk include cash on deposit with one financial institution. As of December 31, 2002, the balance approximated $380,200. The balance was insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation.

3. PROPERTY

Property is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 57,440
Office equipment	28,326
Leasehold improvements	34,460
Total	120,226
Less accumulated depreciation	15,725
Property - net	$ 104,501

4. COMMITMENTS AND CONTINGENCIES

Lease Information

The Partnership leases an office facility on a month-to-month basis. The terms of the lease covers certain general operating expenses. Rental expense approximated $23,000.

Contingencies

In the ordinary course of conducting its business, the Partnership may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Partnership's financial condition or results of future operations.

5. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

SUPPLEMENTAL INFORMATION

BLUFFVIEW CAPITAL, L.P.
(A Limited Liability Partnership)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL		
Total Partners' Capital Qualified for Net Capital		$ 175,267
Deductions:		
Accounts Receivable - partners	208	
Property - net	104,501	
Total		104,709
Net Capital		70,558
NET CAPITAL REQUIREMENT		
Minimum net capital required		35,798
Excess net capital		$ 34,760
Excess net capital at 1000%		$ 41,920
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition - Accounts Payable - trade	$ 286,381	
Total Aggregate Indebtedness		$ 286,381
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4 to 1

See Notes to Financial Statements

BLUFFVIEW CAPITAL, L.P.
(A Limited Liability Partnership)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17a-5 AS OF DECEMBER 31, 2002

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2002	$ 70,457
Audit Adjustments:	
Recording of required capital contribution	100
Rounding	1
Net capital as computed on the supplemental schedule of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2002	$ 70,558

See Notes to Financial Statements

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

BLUFFVIEW CAPITAL, L.P.:

In planning and performing our audit of the financial statements and supplemental schedules of Bluffview Capital, L.P. (the "Partnership"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(i). Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McBee & Co.

February 6, 2003